



RECEIVED

2005 JUN 23 A 11:33

OFFICE OF INTERNATIONAL CORPORATE FINANCE

BOMBRIL S.A.

São Paulo, June 21, 2005

Mr. Frank Zarb and/or Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Room 3099
Mail Stop 3-9
Washington, D.C. 20549

SUPPL

Ref: Bombril S.A.
No. CUSIP: 097929103
SEC F-6 File № 333-7350
12g32b # 823651

Gentleman/Madam:

We are enclosing many copies of Bombril's documents for your archives. We submit this information to you in order to maintain the exemption, pursuant to rule 12g3-2(b), under the Securities Exchange Act of 1934.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.

- Minutes of the general special meeting held on December 28, 2004;
- Minutes of the general special meeting held on April 25, 2005;
- Minutes of the annual general meeting held on April 29, 2005;
- ITR – Quaterly Information – base date – march 31, 2005;
- Relevant Fact – September 06, 2004;
- Relevant Fact – February 11, 2005;
- Relevant Fact – February 14, 2005;
- Relevant Fact – March 22, 2005;
- Relevant Fact – March 28, 2005;
- Notice to Shareholders – April 25, 2005

PROCESSED
JUN 23 2005
THOMSON FINANCIAL

Sincerely,

ALEXANDRE HERMANN SANDE
Manager of Investors Relations

Bombril S/A
Via Anchieta, Km 14 – Bairro Rudge Ramos
09883-000 - São Bernardo do Campo - SP - Brasil
Tel.: (55-11) 4366.1001
Fax: (5511) 4368.9188

BOMBRIL S.A.
Taxpayer Registry of Legal Entities (*CNPJ*) No. 50.564.053/0001-03
State Registry Number (*NIRE*): 35300099711

RECTIFYING MINUTES OF THE MINUTES OF THE GENERAL SPECIAL MEETING HELD ON DECEMBER 28, 2004.

DATE, TIME AND PLACE: On December 28, 2004, at 10:00 a.m., at the principal place of business, in the Municipal District of São Bernardo do Campo, State of São Paulo, at Via Anchieta, Km 14 Bairro Rudge Ramos. **ATTENDANCE:** Shareholders representing 100% of the voting shares, according to the signatures affixed in the Shareholder's Attendance Book, complying with the call made pursuant to art. 124 of Law no. 6.404/76, published in the newspapers *Diário Oficial do Estado de São Paulo, Diário do Comércio & Indústria (DCI)* and *Diário do Grande ABC,* dated December 11, 14 and 15. **CHAIR:** Mr. Valmir Marques Camilo, as President, Chairman of the Board of Directors of the Company, complying with the provisions of 1st paragraph of art. 24 of the by-laws; and Mr. Sérgio Ricardo Nutti Marangoni, as Secretary. **AGENDA:** replacement of one (1) member of the Board of Directors; and b) replacement of one (1) member of the Audit Committee and his respective alternate; **RESOLUTIONS:** Upon refraining from the legally prevented shareholders, it was resolved by the attending shareholders, as follows: **a)** to unanimously approve the proposal submitted by Mr. José Paulo de Sousa (trustee of the beneficial pledged shares owned by Bombril Holding S.A) to change the current composition of the Board of Directors by removing the member of the Board of Directors Mr. **FERNANDO ANTONIO CARDOSO REZENDE**, and appointing instead of him Mr. **ISAAC FERREIRA DA SILVA**, Brazilian citizen, married, economist, bearer of the Identification Card (*R.G.*) no. 592.342 SSP/DF, enrolled with the Individual Taxpayer Registry of the Ministry of Finance (*CPF/MF*) under no. 327.322.951-91, whereupon the Board of Directors of the Company shall be composed of as follows: **(i) VALMIR MARQUES CAMILO,** Brazilian citizen, married, attorney-at-law, bearer of the Identification Card (*R.G.*) no. 6.392.282 SSP/SP, enrolled with the Individual Taxpayer Registry of the Ministry of Finance (*CPF/MF*) under no. 538.312.508-63, holding the office of ***Chairman of the Board of Directors;*** **(ii) ANTONIO CARLOS TURAZZA,** Brazilian citizen, married, advertiser, bearer of the Identification Card (*R.G.*) no. 5.012.388 SSP/SP, enrolled with the Individual Taxpayer Registry of the Ministry of Finance (*CPF/MF*) under no. 193.017.318-00, holding the office of ***Member of the Board of Directors;*** **(iii) JOSÉ EDSON BACELLAR JÚNIOR,** Brazilian citizen, divorced, economist, bearer of the Identification Card (*R.G.*) no. 15.322.118-5 SSP/SP, enrolled with the Individual Taxpayer Registry of the Ministry of Finance (*CPF/MF*) under no. 094.159.588-98, holding the office of ***Member of the Board of Directors;*** **(iv) VALDER VIANA DE CARVALHO,** Brazilian citizen, married, accountant, bearer of the Identification Card (*R.G.*) no. 5.519.418-7 SSP/SP, enrolled with the Individual Taxpayer Registry of the Ministry of Finance (*CPF/MF*) under no. 369.057.238-19, holding the office of ***Member of the Board of Directors***; **(v) WALDIR DIAS SANT'ANA,** Brazilian citizen, married, business administrator, bearer of the Identification Card (*R.G.*) no. 4.736.361 SSP/SP, enrolled with the Individual Taxpayer Registry of

the Ministry of Finance (*CPF/MF*) under no. 117.272.688-49, holding the office of ***Member of the Board of Directors;*** and **(vi) ISAAC FERREIRA DA SILVA,** already described above, for the office of ***Member of the Board of Directors***; all resident and domiciled in the City of São Paulo, State of Paulo, other than the first one (Mr. Valmir Marques Camilo) who is resident and domiciled in Brasília, Federal District, and of the last one, (Mr. Isaac Ferreira da Silva), who is resident and domiciled in the City of Rio de Janeiro; **b)** to unanimously approve the proposal submitted by Mr. José Paulo de Sousa (trustee of the pledged shares' beneficial ownership owned by Bombril Holding S.A) to reformulate the current composition of the Audit Committee, Mr. **GUSTAVO H. RAMOS** and his respective alternate, Mr. **Geraldo Gianini,** appointing instead of him Mr. **JOSÉ GERALDO FOGOLIN,** Brazilian citizen, married, accountant, bearer of the Identification Card (*R.G.*) no. 3.705.933-6, enrolled with the Individual Taxpayer Registry of the Ministry of Finance (*CPF/MF*) under no. 167.297.148-91, as office holder of the Audit Committee and, as his alternate, Mr. **Aloísio Defensor Santana,** Brazilian citizen, single, accountant, bearer of the Identification Card (*R.G.*) no. 12.692.775-3 SSP/SP, enrolled with the Individual Taxpayer Registry of the Ministry of Finance (*CPF/MF*) under no. 045.441.338-66, and the Audit Committee of the Company shall be composed of as follows: **(vii) LUIZ CARLOS VAINI,** Brazilian citizen, married, accountant, bearer of the Identification Card (*R.G.*) no. 3.146.370 SSP/SP, enrolled with the Individual Taxpayer Registry of the Ministry of Finance (*CPF/MF*) under no. 039.358.688-04, holding the office of ***Member of the Audit Committee***, and **Paulo Seiiti Arita,** Brazilian citizen, married, business administrator, bearer of the Identification Card (*R.G.*) no. 5.918.196 SSP/SP, enrolled with the Individual Taxpayer Registry of the Ministry of Finance (*CPF/MF*) under no. 648.563.648-04, holding the office of ***Alternate***; **(viii) ADHEMAR APPARECIDO DE CAROLI,** Brazilian citizen, married, economist, bearer of the Identification Card (*R.G.*) no. 3.812.674 SSP/SP, enrolled with the Individual Taxpayer Registry of the Ministry of Finance (*CPF/MF*) under no. 062.867.048-68, holding the office of ***Member of the Audit Committee***, and **Alexandre Brisola dos Santos,** Brazilian citizen, legally separated, accountant, bearer of the Identification Card (*R.G.*) no. 4.321.170-7 SSP/SP, enrolled with the Individual Taxpayer Registry of the Ministry of Finance (*CPF/MF*) under no. 340.334.918-72, holding the office of ***Alternate;*** **(ix) EDSON MANABU KUBAGAWA,** Brazilian citizen, single, accounting technician, bearer of the Identification Card (*R.G.*) no. 16.847.876 SSP/SP, enrolled with the Individual Taxpayer Registry of the Ministry of Finance (*CPF/MF*) under no. 085.910.178-97, holding the office of ***Member of the Audit Committee***, and **Eugenio Rupeika,** Brazilian citizen, married, accountant, bearer of the Identification Card (*R.G.*) no. 15.600.885 SSP/SP, enrolled with the Individual Taxpayer Registry of the Ministry of Finance (*CPF/MF*) under no. 051.347.918-05, holding the office of ***Alternate***; and **(x) ALFREDO LUIZ BUSO,** Brazilian citizen, legally separated, architect, bearer of the Identification Card (*R.G.*) no. 3.510.921 SSP/SP, enrolled with the Individual Taxpayer Registry of the Ministry of Finance (*CPF/MF*) under no. 495.101.348-72, holding the office of ***Member of the Audit Committee***, and **José Carlos de Brito e Cunha,** Brazilian citizen, business administrator, bearer of the Identification Card (*R.G.*) no. 20.50071-8-CRA-R, enrolled with the Individual Taxpayer Registry of the Ministry of Finance (*CPF/MF*) under no. 286.405.947-91, holding the office of ***Alternate***; **(xi) JOSÉ GERALDO FOGOLIN,** already described above, for the office of ***Member of the Audit Committee***,

and Mr. **Aloísio Defensor Santana**, already described above, for the office of ***Alternate;*** all resident and domiciled in the City of São Paulo, State of São Paulo, other than the last but one alternate (Mr. José Carlos de Brito e Cunha), who is resident and domiciled in the city of Rio de Janeiro and the last office holder (Mr. José Geraldo Fogolin), who is resident and domiciled in the Municipal District of Araçatuba, State of São Paulo. In order to avoid doubts, the new members of the Board of Directors and Audit Committee hereby elected shall hold their offices after the end of such replaced members' term of office. In view of such reformulation, it is hereby unanimously resolved that the member of the Board of Directors and his relevant alternate appointed herein shall sign their respective Terms of Office, as well as submit their statements according to the provisions of article 2 of the *CVM* [Securities Exchange Commission] Normative Ruling no. 367, dated 05.29.2002, until 03.11.2005. The shareholder, Fernando Jorge Bento Pires, by his legal representative, submitted a written request for explanations to the President, the request of which was received as Doc. I and filed at the principal place of business of the Company, which explanations have been immediately given. Mr. Gustavo H. Ramos, after his removal from the office of member of the Audit Committee of the Company, asked for the floor, and went on reading his declaration, which was also submitted in written form and received as Doc. II, and filed at the principal place of business of the Company. There being nothing further, and nobody having asked for the floor, the President adjourned the Meeting, and these minutes were drawn up in a summary form, according to the approval of attending shareholders. Upon reopening of the meeting by the President, the minutes were read and approved by the attending shareholders, with the exception of Mr. Fernando Jorge Bento Pires. The minutes were subscribed by: President, Secretary, Shareholder (signature) Valmir Marques Camilo (President); Sérgio Ricardo Nutti Marangoni (Secretary); José Paulo de Sousa (Trustee).

São Bernardo do Campo, March 7, 2005.

____

Valmir Marques Camilo
President

____

Sérgio Ricardo Nutti Marangoni
Secretary

____

Bombril Holding S.A.

Mr. José Paulo de Sousa

Trustee

BOMBRIL S.A.
Taxpayer Registry of Legal Entities (*CNPJ*) No. 50.564.053/0001-03
State Registry Number (*NIRE*): 35300099711

MINUTES OF THE GENERAL SPECIAL MEETING HELD ON APRIL 25, 2005.

DATE, TIME AND PLACE: On April 25, 2005, at 10:00 a.m., at the principal place of business, in the Municipal District of São Bernardo do Campo, State of São Paulo, at Via Anchieta, Km 14 Bairro Rudge Ramos. **ATTENDANCE:** a minimum number of shareholders being present, according to the signatures affixed in the Shareholder's Attendance Book, complying with the call made pursuant to art. 124 of Law no. 6.404/76, published in *Diário do Comércio & Indústria (DCI)* and *Diário do Grande ABC,* as of April 7, 8, and 9, and in *Diário Oficial do Estado de São Paulo,* on April 7, 8, and 12. **CHAIR:** Mr. Isaac Ferreira da Silva, as President, and Dr. Luiz Ricardo Giffoni, as secretary, duly appointed by the attending shareholders, according to the provisions of the 1st paragraph of art. 24 of the By-Laws. **AGENDA: a)** reverse stock split of common and preferred shares issued by the Company, and subsequent amendment of Article 5 of the Company's By-Laws; **RESOLUTIONS:** Upon refraining from the legally prevented shareholders, it was resolved by the attending shareholders, as follows: **a)** to unanimously approve the reverse stock split of 40,754,001,774 nominative shares, without par value, of which 15,395,299,000 are common shares and 25.358.702.774 preferred shares, being the preferred shares book entry shares and without voting rights, representing the entirety of the Capital Stock, at the ratio of 1,000 shares to 1 share of such kind, converting them into 40,754,002 nominative shares, without par value, of which 15,395,299 are common shares and 25,358,703 preferred shares, being the preferred shares book entry shares and without voting rights, in accordance with the provisions of Article 12 of Law no. 6.404/1976. It is established the term of 30 days as of the publication of the Notice to Shareholders so that the shareholders, at their own discretion, may adjust their share positions in multiple blocks of 1,000, upon trade at the São Paulo Stock Exchange (*BOVESPA*). After the lapse of time for share adjustment by the shareholders the eventual fractions of shares shall be separated and grouped in whole numbers to be sold in an Auction to be held at the São Paulo Stock Exchange, and the amounts received shall be credited to the shareholders, pro rata to their fractions, within 10 business days from the date of the Auction. An equal term is established, i.e., 30 days as of the announcement in the American Market about this reverse stock split, for the ADRs

(American Deposit Receipt) holders adjustment, and the ADRs are currently traded at the ratio of 1,000 preferred shares to each 1 ADR, and they shall be traded, after this reverse stock split, at the ratio of 1 preferred share to 1 ADR. After the operation, if there are any fractions, in accordance with the operation in Brazil, these fractions shall be separated and grouped in whole numbers so as to be sold in an Auction at the respective Stock Exchanges. By virtue of the approval of this reverse stock split, the Article 5 of the Company's By-Laws is therefore amended, setting forth the Company Capital Stock, including the adjustment of its Authorized Capital number of shares, at the same ratio approved for the reverse stock split of the Company shares, and it shall be read as follows: "***Article 5***: *The subscribed and paid-in Capital Stock, within the limit of such authorized capital pursuant to the provisions of the sole paragraph of this article is R$ 585,900,000.00, represented by 40,754,002 shares, of which 15,395,299 are common shares and 25,358,703 preferred shares, all without par value.* ***Sole Paragraph:*** *Company is entitled to increase the capital stock irrespectively of a statutory amendment, up to the limit of 60,000,000 shares, divided into 20,000,000 common shares and 40,000,000 preferred shares.*" The attendance of the Board of Directors and Management Board members is registered. There being no further business, and nobody having asked for the floor, the President adjourned the Meeting, and these minutes were drawn up in a summary form, according to the approval of attending shareholders. Upon reopening of the meeting by the President, the minutes were signed by the attending shareholders. The minutes were subscribed by: the President, Secretary, Shareholders. (signed) Isaac Ferreira da Silva (President); Luiz Ricardo Giffoni (Secretary); José Paulo de Sousa (Trustee); Fernando Jorge Bento Pires - ppa: Dr. Ricardo Martins Amorin; Newco Internacional Ltd. - ppa: Dr. Raphael Nehin Correa; Silvio Tini de Araújo - ppa: Dr. Antonio Chami; Bonsucex Participações Ltda. - ppa: Dr. Antonio Chami; Waldir Dias Sant'Ana.

This is a true and lawful copy of the minutes drawn-up in the proper book.

São Bernardo do Campo, April 25, 2005.

Luiz Ricardo Giffoni
Secretary

BOMBRIL S.A.
CNPJ/MF*: 50.564.053/0001-03
NIRE**: 35.300.099.711
Open Company

MINUTES OF THE ANNUAL GENERAL MEETING
HELD ON APRIL 29, 2005

1. **Date, Time and Place**: on April 29, 2005, at 08:30 a.m., at the Company's principal place of business, located at Via Anchieta, Km 14, District of Rudge Ramos, in the City of São Bernardo do Campo, State of São Paulo.

2. **Call**: Cal Notice published on April 13, 14 and 15, 2005, in the Official Gazette of the State of São Paulo (pages 46, 28 and 14), in *Diário do Comércio e Indústria* (pages C5, C7 and C2) and in *Diário do Grande ABC* (without page numbers).

3. **Attendance**: Shareholders representing the total amount of the voting capital and shareholders representing 55.68% of preferred shares issued by the Company, as per signatures appearing on the Shareholders' Attendance Book. Also present, the representative of the Company management, Superintendent Director, Mr. Cláudio Del Valle, accompanied by the Controllership Management. Mr. Isaías Oliveira Pinto, the representative of the independent auditors, DIRECTA Auditores S/C, Mr. Altemiro Bertholini and the members of the Company's Audit Committee, Messrs. José Geraldo Fogolin and Alfredo Buso.

4. **Presiding Committee**: President: Valmir Marques Camilo
Secretary: Leandro Luiz Zancan

5. **Agenda**: **(i)** Submission of management accounts, examination, discussion and voting of the Financial Statements for the fiscal year ended on December 31, 2004, and allocation of profits/losses; and **(ii)** Establishment of global fees of the Board of Directors and the Executive Board for fiscal year 2005.

6. **Resolutions**: The following resolutions were taken, subject to the registrations and protests described in item 7 below, subject to the legal abstentions.

6.1 To authorize and approve the drafting of these Minutes, in summarized form, pursuant to section 130, paragraph 1, of Law 6404/76.

6.2. To approve, pursuant to section 132, item I, of Law No. 6404/76, without amendments or provisos, the management accounts, Balance Sheet and other Financial Statements for fiscal year ended on December 31, 2004, which were made available to the shareholders at the Company's principal place of business, pursuant to the terms of the Notice, published in the Official Gazette of the State of São Paulo, *Diário do Comércio e Indústria* and *Diário do Grande ABC*, on

March 30 and 31, and April 1st, 2005 and, later on, published in the same newspapers, on April 16, 2005, with publications in *Diário do Comércio e Indústria* also on April 17 and 18, 2005.

6.3. Not to acknowledge voting rights to shareholders who are holders of preferred shares.

6.4. To determine, at the request of shareholders holding preferred shares representing 32.28% of the non-voting shares, the installation of the Company's Audit Committee for the current fiscal year, electing Messrs. **Edmundo de Macedo Soares e Silva Filho**, Brazilian citizen, widower, insurance broker, bearer of identification card RG No. 3.084.330-3-SSP/SP and registered with the Brazilian Treasury Department as an Individual Taxpayer ("CPF/MF") under No. 077.239.118-15, resident and domiciled in the City of Indaiatuba, State of São Paulo, at Alameda das Petúnias, 11. Condomínio Recanto das Flores, and as his alternate, **Luis Fonseca de Souza Meirelles Filho**, Brazilian citizen, married, economist, bearer of identification card RG No. 4.439.266 and registered with the Brazilian Treasury Department as an Individual Taxpayer ("CPF/MF") under No. 500.165.638-91, resident and domiciled in the City and State of São Paulo, and **Pedro Júlio Pinheiro**, Brazilian citizen, married, pensioner, bearer of identification card RG No. 350983-3-SSP/SP and registered with the Brazilian Treasury Department as an Individual Taxpayer ("CPF/MF") under No. 036.418.648-87, resident and domiciled in the City of Suzano, State of São Paulo, at Rua Washington Luiz, 66, casa 2, and as his alternate, **José Carlos de Brito e Cunha**, Brazilian citizen, married, business administrator, bearer of identification card RG No. 20.500.71-8-CRA-R, registered with the Brazilian Treasury Department as an Individual Taxpayer ("CPF/MF") under No. 286.405.947-91. The judicial administrator elected as members of the Audit Committee, Messrs. **Alfredo Luiz Buso**, Brazilian citizen, legally separated, architect, bearer of identification card RG No. 3.510.921-SSP/SP and registered with the Brazilian Treasury Department as an Individual Taxpayer ("CPF/MF") under No. 495.101.348-72, domiciled at Avenida Diógenes Ribeiro de Lima, 2.170, apto. 62, Alto de Pinheiros, São Paulo-SP and, as his alternate, **Marcelo Cheyne Rocha**, Brazilian citizen, married, economist, bearer of identification card RG No. M4323981-SSP/MG and registered with the Brazilian Treasury Department as an Individual Taxpayer ("CPF/MF") under No. 600.080.406-72, **Edson Manaku Kubagawa**, Brazilian citizen, single, accounting technician, bearer of identification card RG No. 16.847.876-SSP/SP and registered with the Brazilian Treasury Department as an Individual Taxpayer ("CPF/MF") under No. 085.910.178-97, domiciled at Rua Gomes de Carvalho, 940, apto. 24, Vila Olímpia, São Paulo-SP, and as his alternate, **Eugênio Rupeika**, Brazilian citizen, married, accountant, bearer of identification card RG No. 15.600.885-SSP/SP and registered with the Brazilian Treasury Department as an Individual Taxpayer ("CPF/MF") under No. 051.347.918-05, and **José Geraldo Fogolin**, Brazilian citizen, married, accountant, bearer of identification card RG No. 3.705.933-6 and registered with the Brazilian Treasury Department as an Individual Taxpayer ("CPF/MF") under No. 167.297.148-91, domiciled at Rua Euclides da Cunha, 1.583, Bandeirantes, São Paulo-SP, and as his alternate,

Aloísio Defensor Santana, Brazilian citizen, single, accountant, bearer of identification card RG No. 12.692.775-3-SSP/SP and registered with the Brazilian Treasury Department as an Individual Taxpayer ("CPF/MF") under No. 045.441.338-66, all of them with a term of office until the Annual General Meeting that will approve the financial statements for the fiscal year ending on December 31, 2005. The now elected members of the Audit Committee will be installed upon execution of the relevant instruments of empowerment.

6.5 To establish the amount of the compensation of the members of the Audit Committed for fiscal year 2005, in the minimum legal amount.

6.6 To approve the maintenance, for fiscal year 2005, of the global compensation of the members of the Board of Directors and of the Executive Board, as applied in fiscal year 2004, without any modification or correction, in the amount of four million and nine hundred thousand *reais* (R$ 4,900,000.00),

7. **Registrations and Protests**: ***(i)*** In view of the existence of losses in the fiscal year ended on December 31, 2004, no dividends will be distributed. ***(ii)*** A written request (Exhibit 1), for clarifications in respect of the Company's financial statements, was numbered and certified by the Presiding Committee. Due clarifications were given verbally. ***(iii)*** Written requests for voting right, submitted by the shareholders holding preferred shares, BNDES Participações S.A. – BNDESPAR (Exhibit 2), Caixa de Previdência dos Funcionários do Brasil (Exhibit 3), Bonsucex Participações Ltda. (Exhibit 4) and Silvio Tini de Araújo (Exhibit 5), were numbered and certified by the Presiding Committee. ***(iv)*** It is registered herein that, due to his judicial administration, the administration voted to the effect that the preferred shares have no voting rights. ***(v)*** Protests were verbally presented by shareholders BNDES Participações S.A. – BNDESPAR and Caixa de Previdência dos Funcionários do Brasil, also requesting voting rights in the resolutions related to the compensation of the members of the Audit Committee, Board of Directors and Executive Board. Additionally, the shareholder BNDES Participações S.A. – BNDESPAR submitted a verbal protest to the effect that the judicial administration should not express opinion as regards the granting or not of voting rights to shareholders holding preferred shares. The protests and manifestations submitted in writing (Exhibits 1 through 5) remain filed at the Company's principal place of business.

8. **Closing**: As there were no further subjects to be discussed, and as nobody else wished to speak, the General Meeting was closed with the drafting of these minutes that, after being read and deemed to be conform, was duly approved and signed by the shareholders present. [by] The judicial administrator, José Paulo de Sousa; [by] The shareholders holding preferred shares, Messrs. Fernando Jorge Bento Pires, represented by Dr. Ricardo Martins Amorim, Newco International Ltda., represented by Dr. Raphael Nehin Corrêa, Cragnotti e Partners Capital Investments Brasil S.A., represented by Dr. Leandro Ramozzi Chiarottino, Caixa de Previdência dos Funcionários do Banco do Brasil – Previ, represented by Dr. Matheus Corredato Rossi, Bonsucex Participações Ltda. and Sílvio Tini de Araújo, both represented by Dr. Antônio Chami, Marcelo Cheyne

Rocha, BNDES Participações S.A. – BNDESPAR, represented by Dr. Ramon Dantas Rotta, Luiz Ricardo Giffoni, Daniela Viana de Oliveira Henriques Soares, Daniella Maria Neves Reali Fragoso and Leandro Luiz Zancan. Directors: Isaac Ferreira da Silva, Valmir Marques Camilo. Antônio Carlos Turazza, José Edson Bacellar Júnior and Waldir Dias Santana. **São Bernardo do Campo, April 29, 2005**.

Certification: It conforms with the original drafted in the proper book.

Valmir Marques Camilo	Leandro Luiz Zancan
President	Secretary

* Registration with the National Directory of Legal Entities
** Number of Registration with the Commercial Registry

PUBLIC SERVICE
CVM – SECURITIES COMMISSION
ITR – QUARTERLY INFORMATION Base Date - March 31, 2005 Societary Legislation
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

REGISTRATION WITH CVM DOES NOT IMPLY ANY EVALUATION ON THE COMPANY, ITS MANAGEMENT BEING RESPONSIBLE FOR THE TRUTHFULNESS OF THE INFORMATION GIVEN.

01.01 – IDENTIFICATION

1 – CVM CODE	2 – COMPANY NAME	3 – CNPJ
01219-0	**BOMBRIL SA**	**50.564.053/0001-03**
4 – NIRE (Registration Number with the Commercial Registry) 35300099711		

01.02 – PRINCIPAL PLACE OF BUSINESS

1 – FULL ADDRESS		2 – BOROUGH OR DISTRICT		
Rodovia Anchieta, KM 14		**Rudge Ramos**		
3 – ZIP CODE **09696-000**	4 – MUNICIPALITY **São B. do Campo**	5 – UNIT OF THE FEDERATION **SP**		
6 – LONG DISTANCE DIRECT CALL **011**	7 – TELEPHONE 4366-1101	8 – TELEPHONE -	8 – TELEPHONE -	10 - TELEX
6 – LONG DISTANCE DIRECT CALL **011**	12 – FAX **4330-4275**	13 – FAX -	14 – FAX -	
15 – E-MAIL acionista@bombril.com.br				

01.03 – EXECUTIVE OFFICER FOR RELATIONS WITH INVESTORS (Address for Correspondence with the Company)

1 – NAME				
Carlos Roberto Dontal				
1 – FULL ADDRESS **Rodovia Anchieta, KM 14**		2 – BOROUGH OR DISTRICT **Rudge Ramos**		
3 – ZIP CODE **09696-000**	4 – MUNICIPALITY **São B. do Campo**	5 – UNIT OF THE FEDERATION **SP**		
6 – LONG DISTANCE DIRECT CALL **011**	7 – TELEPHONE 4366-1101	8 – TELEPHONE -	8 – TELEPHONE -	10 - TELEX
6 – LONG DISTANCE DIRECT CALL **011**	12 – FAX **4330-4275**	13 – FAX -	14 – FAX -	
15 – E-MAIL acionista@bombril.com.br				

01.04 – REFERENCE / AUDITOR

CURRENT FISCAL YEAR		CURRENT QUARTER			PRIOR QUARTER		
1 - BEGINNING	2 – END	3 - NUMBER	4 - BEGINNING	5 - END	6 - NUMBER	7 – BEGINNING	8 - END
01/01/2005	12/31/2005	1	01/01/2005	03/31/2005	3	07/01/2004	12/31/2004
9 – NAME OF AUDIT COMPANY **Trevisan Auditores Independentes**			10 – CVM CODE **00210-0**				
11 – NAME OF RESPONSIBLE TECHNICIAN **Orlando Octávio de Freitas Jr.**			12 – RESPONSIBLE TECHNICIAN' TAXPAYER NUMBER 084.911.368-78				

01.01 – IDENTIFICATION

1 – CVM CODE	2 – COMPANY NAME	3 – CNPJ
01219-0	**BOMBRIL SA**	**50.564.053/0001-03**

01.05 – STOCK CAPITAL COMPOSITION

Number of Shares (Thousands)	1 – CURRENT QUARTER **03/31/2005**	2 – PRIOR QUARTER **12/31/2004**	3 – SAME QUARTER OF PRIOR FISCAL YEAR **03/31/2004**
From Paid-in Capital			
1 – Common	15,395,299	15,395,299	15,395,299
2 – Preferred	25,358,703	25,358,703	25,358,703
3 – Total	40,754,002	40,754,002	40,754,002
In Treasury			
1 – Common	0	0	0
2 – Preferred	100	100	100
3 – Total	100	100	100

01.06 – COMPANY CHARACTERISTICS

1 – TYPE OF COMPANY **Commercial, Industrial Company and Others**
2 – TYPE OF CONDITION **Operating**
3 – NATURE OF EQUITY CONTROL Private Domestic
4 – ACTIVITY CODE 108 – Pharmac., Biotec., Hygiene, Cleaning
5 – MAIN ACTIVITY MANUFACTURE AND TRADE OF HYGIENE AND CLEANING PRODUCTS
4 – TYPE OF RESTATED DOCUMENT Not Submitted
7 – TYPE OF AUDITORS' REPORT With Reservation

01.07 – COMPANIES NOT INCLUDED IN RESTATED FINANCIAL STATEMENT

1 – ITEM	2 – CNPJ/MF	3 – COMPANY NAME

01.08 – CASH EARNINGS RESOLVED AND/OR PAID DURING AND AFTER THE QUARTER

1 – ITEM	2 – EVENT	3 – APPROVAL	4 - EARNINGS	5 – BEGINNING OF PAYMENT	6 – TYPE OF SHARE	7 – TYPE OF EARNINGS PER SHARE

01.01 – IDENTIFICATION

1 – CVM CODE	2 – COMPANY NAME	3 – CNPJ
01219-0	**BOMBRIL SA**	**50.564.053/0001-03**

01.09 – PAID-IN CAPITAL AND AMENDMENTS IN CURRENT FISCAL YEAR

1 – ITEM	2 – DATE OF AMENDMENT	3 – AMOUNT OF STOCK CAPITAL (Thousands of *Reais*)	4 –AMOUNT OF AMENDMENT (Thousands of *Reais*)	5 – AMENDMENT ORIGIN	7– QUANTITY OF SHARES ISSUED (Thousands)	8– PRICE OF SHARE AT ISSUANCE (Thousands of *Reais*)

01.10 – CHIEF EXECUTIVE OFFICER FOR RELATIONS WITH INVESTORS

1 – DATE	2 – SIGNATURE
04/14/2005	

01.01 – IDENTIFICATION

1 – CVM CODE	2 – COMPANY NAME	3 – CNPJ
01219-0	**BOMBRIL SA**	**50.564.053/0001-03**

02.01 – BALANCE SHEET – ASSETS (Thousand of *Reais*)

1 – CODE	2 – DESCRIPTION	3 – 03/31/2005	4 – 12/31/2004
1	Total Assets	381,535	384,047
1.01	Current Assets	70,942	74,411
1.01.01	Available Funds	1,080	666
1.01.01.01	Cash and Banks	1,080	666
1.01.02	Credits	56,354	55,799
1.01.02.01	Accounts Receivable from Clients	35,820	34,811
1.01.02.02	Bonds and Securities	24	1,232
1.01.02.09	Other Taxes to Recover	12,167	12,703
1.01.02.10	Other Accounts Receivable	6,141	5,387
1.01.02.11	Advance Expenses	2,232	2,666
1.01.03	Stocks	13,478	16,946
1.01.04	Others	0	0
1.02	Long-Term Assets	197,307	196,839
1.02.01	Several Credits	10,250	10,128
1.02.01.02	Judicial Deposits and Tax Incentives	4,237	4,226
1.02.01.04	Advance Expenses	249	306
1.02.01.05	Other Accounts Receivable	5,764	5,596
1.02.02	Credits with Related Persons	187,057	186,711
1.02.0.01	With Associated Companies	0	0
1.02.0.02	With Controlled Companies	2,104	2,102
1.02.0.03	With Other Related Persons	184,953	184,509
1.02.03	Others	0	0
1.03	Permanent Assets	113,286	112,797
1.03.01	Investments	94,662	94,596
1.03.01.01	Participations in Associated Companies	0	0
1.03.01.02	Participations in Controlled Companies	94,661	94,595
1.03.01.02.01	Investments	94,661	94,595
1.03.01.02.03	(-) Amortization of Premium	0	0
1.03.01.03	Other Investments	1	1
1.03.02	Plant, Facilities and Equipment	18,624	18,201
1.03.03	Differed	0	0

01.01 – IDENTIFICATION

1 – CVM CODE	2 – COMPANY NAME	3 – CNPJ
01219-0	**BOMBRIL SA**	**50.564.053/0001-03**

02.02 – BALANCE SHEET – LIABILITIES (Thousands of *Reais*)

1 – CODE	2 – DESCRIPTION	3 – 03/31/2005	4 – 12/31/2004
2	Total Liabilities	381,535	384,047
2.01	Current Liabilities	235,453	232,516
2.01.01	Loans and Financings	48,778	60,936
2.01.02	Debentures	0	0
2.01.03	Suppliers	37,568	35,455
2.01.04	Taxes, Fees and Tax Contributions	82,762	69,974
2.01.04.02	Fiscal and Tax Liabilities	77,667	69,974
2.01.04.03	Provision for IRPJ [Corporate Income Tax] / CSLL [Social Contribution on Net Income]	5,095	0
2.01.05	Dividends payable	0	0
2.01.06	Provisions	0	0
2.01.07	Debts with Related Persons	15,756	15,079
2.01.08	Others	50,589	51,072
2.01.08.01	Salaries and Charges Payable	5,825	5,939
2.01.08.02	Provisions	38,831	38,101
2.01.08.03	Other Accounts Payable	5,933	7,032
2.02	Long-Term Liabilities	862,421	881,292
2.02.01	Loans and Financings	36,284	37,352
2.02.01.01	Financial Institutions – Abroad	36,284	37,352
2.02.02	Debentures	0	0
2.02.03	Provisions	0	0
2.02.04	Debts with Associated Companies	483,527	494,913
2.02.04.01	Accounts Payable with Controlled Companies	462,034	476,208
2.02.04.02	Other Associated Companies	21,493	18,705
2.02.05	Others	342,610	349,027
2.02.05.01	Fiscal and Tax liabilities	320,413	324,684
2.02.05.02	Other Liabilities	22,197	24,343
2.03	Profit/Loss in Future Fiscal Years	0	0
2.05	Net Worth	(716,339)	(729,761)
2.05.01	Paid-in Stock Capital	585,900	585,900
2.05.01.01	Stock Capital	585,900	585,900
2.05.02	Capital Reserves	28,627	28,627
2.05.03	Revaluation Reserves	0	0
2.05.03.01	Own Assets	0	0
2.05.03.02	Controlled/Associated Companies	0	0
2.05.04	Profit Reserves	0	0
2.05.04.01	Legal	0	0
2.05.04.02	Statutory	0	0
2.05.04.03	For Contingencies	0	0
2.05.04.04	Unearned Profits	0	0
2.05.04.05	Retained Earnings	0	0
2.05.04.06	Special for Retained Dividends	0	0
2.05.04.07	Other Profit Reserves	0	0
2.05.05	Accumulated Profit/Loss	(1,330,866)	(1,344,288)

01.01 – IDENTIFICATION

1 – CVM CODE	2 – COMPANY NAME	3 – CNPJ
01219-0	**BOMBRIL SA**	**50.564.053/0001-03**

03.01 – INCOME STATEMENT (Thousands of *Reais*)

1 – CODE	2 – DESCRIPTION	3 – 01/01/2005 to 03/31/2005	4 – 01/01/2005 to 03/31/2005	5 – 01/01/2004 to 03/31/2004	6 – 01/01/2004 to 03/31/2004
3.01	Sales and/or Services Gross Income	172,062	172,062	137,239	137,239
3.02	Deductions from Gross Income	(45,505)	(45,505)	(37,827)	(37,827)
3.03	Sales and/or Services Net Income	126,557	126,557	99,412	99,412
3.04	Cost of Goods and/or Services Sold	(53,851)	(53,851)	(58,212)	(58,212)
3.05	Gross Profit/Loss	72,706	72,706	41,200	41,200
3.06	Operating Expenses/Income	(53,339)	(53,339)	(62,840)	(62,840)
3.06.01	With Sales	(31,762)	(31,762)	(31,183)	(31,183)
3.06.01.01	Expenses with Personnel	(4,845)	(4,845)	(5,517)	(5,517)
3.06.01.02	Advertisement Expenses	(14,903)	(14,903)	(14,806)	(14,806)
3.06.01.03	Freight Expenses	(8,223)	(8,223)	(6,640)	(6,640)
3.06.01.04	Provision for Bad Debtors	(108)	(108)	0	0
3.06.01.05	Third Parties' Services	(876)	(876)	(1,926)	(1,926)
3.06.01.06	Travel Expenses	(566)	(566)	(580)	(580)
3.06.01.07	Rent Expenses	(923)	(923)	(1,050)	(1,050)
3.06.01.08	Other Expenses	(1,318)	(1,318)	(664)	(664)
3.06.02	Overhead and Administrative	(11,824)	(11,824)	(9,408)	(9,408)
3.06.02.01	Expenses with Personnel	(4,813)	(4,813)	(5,505)	(5,505)
3.06.02.02	Third Parties' Services	(5,144)	(5,144)	(1,419)	(1,419)
3.06.02.03	Depreciation/amortization	(162)	(162)	(120)	(120)
3.06.02.04	Power and Communication	(324)	(324)	(271)	(271)
3.06.02.05	Several Materials	(148)	(148)	(180)	(180)
3.06.02.06	Travel Expenses	(178)	(178)	(80)	(80)

3.06.02.07	Rent Expenses	(639)	(639)	(761)	(761)
3.06.02.08	Other Expenses	(416)	(416)	(1,072)	(1,072)
3.06.03	Financial	(2,215)	(2,215)	(17,761)	(17,761)
3.06.03.01	Financial Income	1,069	1,069	901	901
3.06.03.02	Financial Expense	(3,284)	(3,284)	(18,662)	(18,662)
3.06.04	Other Operating Income	5,784	5,784	2,655	2,655
3.06.05	Other Operating Expense	(12,658)	(12,658)	(5,579)	(5,579)
3.06.05.01	Extraordinary Items	0	0	0	0
3.06.05.02	Others	(12,658)	(12,658)	(5,579)	(5,579)
3.06.06	Gain/Loss as per Equity Method	(664)	(664)	(1,564)	(1,564)
3.07	Operating Gain/Loss	19,367	19,367	(21,640)	(21,640)
3.08	Non-Operating Gain/Loss	3	3	(84)	(84)
3.08.01	Income	43	43	0	0
3.08.02	Expense	(40)	(40)	(84)	(84)
3.09	Profit/Loss Before Taxes/Participations	19,370	19,370	(21,724)	(21,724)
3.10	Provision for Income tax and Social Contribution	(5,095)	(5,095)	0	0
3.11	Differed Income Tax	0	0	0	0
3.12	Statutory Participations/Contributions	(853)	(853)	(369)	(369)
3.12.01	Participations	(853)	(853)	(369)	(369)
3.12.01.01	Employees	(853)	(853)	(369)	(369)
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Own Capital	0	0	0	0
3.15	Profit/Loss in the Period	13,422	13,422	(22,093)	(22,093)
	NUMBER OF SHARES, FORMER TREASURY SHARES (Thousands)	40,753,902	40,753,902	40,753,902	40,753,902
	PROFIT PER SHARE	0.00033	0.00033		
	LOSS PER SHARE			(0.00054)	(0.00054)

04.01 – EXPLANATORY NOTES

BOMBRIL S.A. – CONTROLLING COMPANY

EXPLANATORY NOTES TO FINANCIAL STATEMENTS FOR THE QUARTER ENDED ON MARCH 31, 2005
(In Thousands of *Reais*)

1. OPERATING CONTEXT

Bombril S.A. conducts business in the industrial segment of hygiene and cleaning, manufacture of products for home and industrial consumption, including: steel wool, synthetic sponge, liquid detergent, saponaceous products, disinfectants, cleaners and softeners.

In July 2003, the indirect controller, Cirio Finanziaria S.p.A., through Bombril Holding S.A., had its controlling power of Bombril S.A. suspended as from July 28, 2003, the judicial administrator appointed by virtue of the judicial usufruct on 100% of the common shares in Bombril S.A., begin to elect the Board of Directors and the Audit Committed, during the general meetings.

To face the financial difficulties that the company has been undergoing in the last year, the management has adopted a series of measures, such as, the realignment of prices of its products and the renegotiation of costs of materials, with a significant recovery of the profitability margin; restructuring and encouraged resignation programs, for the purpose of reducing costs; a significant reduction of fixed costs generally; renegotiation of liabilities, in addition to other steps.

2. PRESENTATION OF FINANCIAL STATEMENTS

The financial statements of Bombril S/A – the Controlling Company – were prepared and are presented in accordance with the accounting practices established by the Brazilian societary legislation, complementary provisions of the Securities Commission – CVM and by tax legislation.

The Net Worth is presented in accordance with the societary legislation and accounting practices, in the Assets, after the Permanent Assets' group, under the name Uncovered Liabilities.

3. SUMMARY OF THE MAIN ACCOUNTING PRACTICES

a) Provision for Bad Debts

The provision for accounts of uncertain settlement is calculated based on management experience regarding losses in the prior years, market conditions and economic situation.

b) Taxes Recoverable

An account intended to record retained and advance taxes, pursuant to the legislation in force, which the Company has been recovering by means of setoffs.

c) Stocks

The stocks are demonstrated at the average acquisition or manufacture cost, lower than the replacement or realization amounts. Imports in transit are demonstrated at the accumulated cost of each import.

d) Investments

Investments in controlled and associated companies are calculated pursuant to the equity method. Other investments are recorded at the acquisition cost and adjusted at the market value, when applicable.

e) Plant, facilities and equipment

Is demonstrated at the acquisition cost, less accumulated depreciations, calculated by the straight-line method, taking into account the useful life of the assets.

f) Other current and long-term assets

The other current and long-term assets are demonstrates at their original values, added, when applicable, by interest and monetary variation values or, in the event of expenses paid in advance, demonstrated at their cost.

g) Loans and Financings

Loans and financings are subject to foreign-exchange variation and/or monetary restatement pursuant to official or contractual rates and indexes. Interest is accrued taking into account the *pro rata die* criterion up to the end of the quarter.

h) Vacation provision

It is established based on the compensation of every employee and in the acquisition period incurred up to the date of the balance sheet, added by the corresponding social charges.

i) Provision for income tax and social contribution

The provision for income tax and social contribution is calculated based on taxable income and on the calculation base for social contribution, pursuant to the rates in force on the date of the balance sheet.

j) Provision for contingent liabilities

It is established based on the evaluation of the risk of loss on civil, tax and labor suits in course, taking into account the opinion of the Company's legal consultants, expressed in the Financial Statements prepared on December 31, 2004.

k) Other current and long-term liabilities

They are demonstrated at the known or calculable amounts, added, when applicable, by the corresponding charges and monetary variations incurred up to the date of the balance sheet.

4. STOCKS

The stocks of the controlling company are composed as follows:

	03.31.05	13.31.04
Finished goods	6,307	10,372
Work in process	254	924
Raw materials	3,222	2,468
Packaging materials	3,217	2,769
Others	478	413
Total	**13,478**	**16,946**

5. INVESTMENTS

a) The composition and main information on investments may be demonstrated as follows:

Companies	% of Participation		Net	Equity
	Direct	Indirect	Investment	Method
Bombril Overseas Inc. (a)	100.00	-	-	-
Brilmaq Emp. Imobiliários S.A.	100.00	-	25,648	(233)
Bombril Mercosul S.A.	69.72	30.28	68,282	(431)
Waddle Participações S.A. (b)	99.99	00.01	731	-
Total			**94,661**	**(664)**

(a) In view of the decision by the company's management to discontinue the activities of its controlled company, Bombril Overseas Inc., it was decided to establish a full provision on the investment balances of that controlled company.

(b) The company Waddle Participações S.A. was acquired on January 18, 2005, for the purpose of participation in other companies.

6. PLANT, FACILITIES AND EQUIPMENT

Plant, facilities and equipment is composed as follows:

	CONTROLLING COMPANY			
	03.31.05			12.31.04
	Cost	Depreciation Accumulated	Net	Net
Lands and buildings	248	(27)	221	224
Machines and equipment	8,815	(2,444)	6,371	6,673
Trademarks and patents	1,571	(213)	1,358	1,263
Constructions in progress	6,335	-	6,335	5,493
Vehicles	698	(371)	327	423
Data-processing equipment	1,177	(846)	331	361
Software / Hardware	932	(359)	573	621
Other constructions	3,837	(729)	3,108	3,143
Total	**23,613**	**(4,989)**	**18,624**	**18,201**

On May 31, 2001, by resolution of the Special Shareholders' Meeting, a revaluation of plant, facilities and equipment, including lands, buildings, machines and equipment, in the amount of R$ 13,817, was conducted based on the appraisal report of specialized experts.

7. LOANS AND FINANCINGS

a) Composition:

	Annual Average of charges %	CONTROLLING COMPANY 03.31.05 R$	CONTROLLING COMPANY 12.31.04 R$
IN FOREIGN CURRENCY			
Guaranteed Note Program	8 to 9.25	36,381	37,429
Total in foreign currency		**36,381**	**37,429**
IN LOCAL CURRENCY			
Bank loans and financings	56.00	**48,681**	**60,859**
TOTAL LOANS AND FINANCINGS		**85,062**	**98,288**
SHORT TERM		**48,778**	**60,936**
LONG TERM		**36,284**	**37,352**

b) Eurobonds

Pursuant to the minute of the executive board's meeting of February 5, 1999, a program of issuance of notes abroad, named "Euro 200,000 guaranteed note program", for an indefinite term, was approved, with the guarantor being the Italian company Cirio Holding S.p.A., the arranger and lead manager, being Bozano Simonsen Limited, under which the company may issue notes abroad, from time to time. On February 18, 1999, the first tranche (Series 1) was issued in the amount of 40,000 thousand Euros, at an interest rate of 8% *per annum* and due date on February 18, 2007. The second tranche (Series 2) was issued on May 27, 1999, in the amount of 60,000 Euros, at a rate of 9.25% *per annum* and due date on May 27, 2007. Part of the two issuances (94% of Series 1 and 91% of Series 2) are held by Bombril Overseas Inc., whose procedure for custody transfer is in course. On March 3, 2005, by judicial decision abroad, the seizure of the bonds was determined to the current custodian, against Bombril Overseas Inc. With the definitive possession of such notes, company's management will analyze alternatives to schedule with its controlling company the settlement of such liability.

- In March, 2004, the Company presented to the investors in Series 1 Notes, the following renegotiation proposal:

- Extension of the term for payment of the amount of principal, to begin in 2007 and end in 2011, in eight semi-annual installments.

- Payment of interest in 12 monthly installments, as from August 2005, with additional interest of 1% exclusively for the period from February, 2004 through February, 2005.

- The incidence of interest ceases in February, 2007, in spite of the extension of the term for payment of the amount of principal.

- Removal of the early redemption ("put option").

The Renegotiation Proposal obtained the approval of the investors of Series 1 Notes (40 million Euros), on March 30, 2004. In this series, the notes in the possession of the controlling company, Bombril Overseas Inc., amount to 37.5 million Euros, approximately 2.5 million Euros remaining with the market.

- In April, 2004, the Company presented to the investors in Series 2 Notes, the following renegotiation proposal:

- Extension of the term for payment of the amount of principal, to begin in 2007 and end in 2011, in eight semi-annual installments.

- Payment of interest in 13 monthly installments, as from May 2005, with additional interest of 1% exclusively for the period from May, 2004 through May, 2005.

- The incidence of interest ceases in May, 2007, in spite of the extension of the term for payment of the amount of principal.

The Renegotiation Proposal obtained the approval of the investors of Series 2 Notes (60 million Euros), on April 27, 2004. In this series, the notes in the possession of the controlling company, Bombril Overseas Inc., amount to 54.7 million Euros, approximately 5.3 million Euros remaining with the market.

8. CONTROLLED AND ASSOCIATED COMPANIES

a) Controlling Company's Balances:

Companies	Long-Term Assets	Long-Term Liabilities	Interest and Restatement	Guarantee	Due Date
Bombril Overseas Inc.	32,710	-	100% of CDI(*)	Cragnotti & Partners Capital Investment Brazil S.A.	12/31/2003
Bombril Overseas Inc.	-	418,381	See note 7-b	Cirio Holding S.p.A.	see note 7-b
Bombril Holding S.A.	176,724	-	100% of CDI	Cragnotti & Partners Capital Investment Brazil S.A.	06/30/2003
Cragnotti & partners Cap. Inv. Brazil S.A.	94,155	-	100% of CDI	Cirio Holding S.p.A.	06/30/2003
C & P Overseas Ltd	183,143	-	100% of CDI	Cragnotti & Partners Capital Investment Brazil S.A.	12/31/2003
Società Sportiva Lázio	-	21,493	10% p.a. + var. of Euro	No guarantee	Automatically renewable
Cirio Brasil S.A	8,216	-	100% of CDI	Bombril Holding S.A.	06/30/2003
Bombril Mercosul S.A.	-	43,113	-	No guarantee	12/31/2003
Cirio Del Monte N.V.	38,215	-	-	Cirio Finanziaria S.p.A.	07/31/2003
Brilmaq Emp. Imobiliários S.A.	2,104	-	-	Cirio Holding S.p.A.	12/31/2003
Agropecuária Cirio Ltda	-	104	-	No guarantee	Indefinite
Tevere Empreend. Constr. S.A.	-	436	-	No guarantee	Indefinite
Cirio Finanziaria S.p.A.	-	15,756	Quarterly Libor + 3.2% p.a.	No guarantee	11/11/2003
Sub-total Related Parties	**535,267**	**499,283**			
Provision for Losses (see item c)	(224,255)	0			
Provision for Losses (see item d)	(123,955)	0			
Total	**187,057**	**499,283**			
Total – Short Term		**15,756**			
Total – Long Term	**187,057**	**483,527**			

(*) Interbank Deposit Certificate

b) Composition of interest and foreign-exchange variations, from transactions with related parties:

Companies	Controlling Company	
	03.31.05	13.31.04
Società Sportiva Lázio S.p.A.	(1,184)	185
Bombril Overseas Inc.	-	3,409
Cirio Brasil S.A.	329	719
Tevere Empr. e Construções S.A.	1	(2)
Agropecuária Cirio Ltda	4	(14)
Total	**(850)**	**4,297**

The company maintain a lease agreement with its controlling company, Bombril Cirio S.A., in respect of the use of its plant, facilities and equipment. In the first quarter of 2005, the amount recorded in loan accounts was R$ 2,040.

c) Provision

In view of the confirmation of the state of insolvency of Cirio Finanziaria S.p.A. and its Controlling Company, Cirio Holding S.p.A., Bombril S/A's management, consistently with Law 6404/76 and its section 183 – item I and with Guiding Opinion CVM No. 21, of December 27, 1990, decided establish a provision, on June 30, 2003, to face possible losses with the realization of credit rights held by the Company against the company that was declared insolvent, however excluding from such calculation, those that have a possibility to be setoff.

Within such context, provisions were established to face possible losses with the receipt of credit rights that Bombril S.A. and Bombril Overseas Inc., a wholly-owned subsidiary of the Company, hold in other related parties (Cragnotti & Partners Capital Investment N.V., C&P Overseas Ltd. and Cragnotti & Partners Capital Investment Brasil S.A.), as there are no evidenced that the companies have conditions to settle de debts. For clearness of the presentation, we include below also values related to the full controlling company, Bombril Overseas Inc.

The company's management is seeking all legal means to recover the credits against the other related parties, whose amount of R$ 1,551,394 relates, partially, to the transaction of sale of Cirio Holding S.p.A., occurred in December, 1998, demonstrated as follows:

Companies	Bombril S/A	Bombril Overseas Inc.
C&P Overseas Ltd.	183,143	900,934
C&P Capital Invest. NV	-	426,205
Cragnotti & partners Cap. Invest. Brazil S.A	41,112	-
Total	**224,255**	**1,327,139**

d) Setoff

A possible setoff of R$ 300,679 is in a phase of legal analysis (Court of Rome) and by the controllers of Cirio Finanziaria S.p.A. (Italian trustees), as demonstrated below:

Companies	Bombril S/A
Bombril Holding S.A.	176,724
Cragnotti & Partners Cap. Inv. Brasil S.A.	53,043
Bombril Overseas Inc.	32,710
Cirio Del Monte N.V.	38,215
Total	**300,692**

In vies of uncertainties as to the full success of the setoff plan, the company decided to establish a provision for losses in the amount of R$ 123,955, encompassing the balance of all amounts above, excepting that of Bombril Holding S/A. As regards the credit of R$ 176,724 with Bombril Holding S.A., headquartered in Brazil, also under judicial administration, as determined by the Courts of the State of São Paulo on April 3, 2003, the possibilities of success in the recovery of the outstanding amount are good, in the opinion of the management and its legal consultants.

The company will continue its efforts by all legal means to recover the outstanding credits in full.

e) Claim for credit

For the purpose of guaranteeing the Company's rights, the management appointed Italian legal consultants, who provided the claim for inter-company credits, in the amount of R$ 110,781, before the Court of Rome, as demonstrated below.

Companies	Bombril S/A
Cragnotti & Partners Cap. Inv. Brasil S.A.	70,462
Cirio Del Monte N.V.	38,215
Brilmaq Empreendimentos Imobiliários S.A.	2,104
Total	**110,781**

9. FISCAL AND TAX LIABILITIES

On March 31, 2005, they consist of:

	CONTROLLING COMPANY			
	Short Term		Long Term	
	03.31.05	12.31.04	03.31.05	12.31.04
PAES – Special Installment Program (a)	14,467	14,165	211,343	215,380
Taxes payable (ICMS, IPI, PIS, COFINS, CPMF) *	35,159	26,857	79,294	78,207
Taxes payable in installments (ICMS, INSS, IPTU) *	15,939	17,717	11,109	12,028
Other taxes payable (INSS, IRRF) *	12,102	11,235	18,667	19,069
Total	**77,667**	**69,974**	**320,413**	**324,684**

* ICMS – Value Added Tax on Goods and Services
IPI – Tax on Manufactured Goods
PIS – Tax Contribution to Social Integration Program
COFINS – Tax Contribution for Social Security Financing

CPMF – Provisional Contribution on Financial Transfers
INSS – National Institute of Social Security
IPTU – Tax on Urban Real Estate
IRRF – Withholding Tax at Source

(a) Information on the Special Installment Program (PAES)

The Company formalized the choice for the Special Installment Program – PAES, established by the Federal Government through Law No. 10684, of May 31, 2003, intended to promote the regularization of tax and social security debts, due up to February 28, 2003, which formalization occurred on July 31, 2003, by means of the delivery of the PAES Return.

The total amount of such tax debts, on March 31, 2005, is R$ 225,810, with R$ 14,467 being short-term debt and R$ 211,343 being long-term debt.

The Company choose payment in 180 monthly installments. The debts presented for consolidation are being paid as from July, 2003. The installments for such debts, as paid by the Company up to March 31, 2005, amount to R$ 26,189.

10. CAPITAL

a) Authorized capital

The authorized capital is divided into 60,000,000 thousand shares, 20,000,000 thousand of which are common shares and 40,000,000 thousand, preferred shares.

b) Subscribed and paid-in Capital

The subscribed and paid-in Capital is divided into 40,754,002 thousand shares, of which 15,395,299 thousand are common shares and 25,358,703 thousand, preferred shares.

Preferred shares are not entitled to vote, have a preferential right in the receipt of minimum dividends and guarantee of a dividend 10% higher than the dividend paid to the holders of common shares. Any kind of shares is ensured a minimum dividend of 25% of the net income in the year, as adjusted pursuant to the legislation in force.

c) Treasury shares

On May 12, 1999, the Company exercised the repurchase commitment for 1,222 million of its own shares, which were sold at the forward market, with the balance in treasury, on December 31, 2004 being 100 thousand registered bearer shares.

d) American Depositary Receipt Program

On June 6, 1994, the program of American Depositary Receipts – ADR, level 1, was initiated, as approved by the Securities Exchange Commission (SEC), of the United States of America, the Securities Commission – CVM and the Central Bank of Brazil. This program entitles the holders of preferred shares in Bombril S.A. the right to deposit

their shares in custody, with Banco Itaú S.A., in São Paulo, and to receive American Depositary Receipts – ADR in New York.

637,189 thousand preferred shares, equivalent to 636,989 ADRs, are deposited with the Bank of New York, representing 1,56% of the total capital, as expressed in the financial statements prepared on December 31, 2004.

11. INSURANCE COVERAGE

On March 31, 2005, the Company has insurance coverage for its assets, against fire and several risks, in amounts deemed by Company's management to be sufficient to cover possible casualties.

12. PROVISIONS FOR TAX, LABOR AND CIVIL CONTINGENCIES

The Company and its controlled companies are parties in certain judicial actions in the tax, labor and civil spheres, for which appeals were filed and, when required, they were supported by judicial deposits.

Based on the individual analysis of the cases and as supported by the opinion of internal and external legal consultants, expressed in the Financial Statements prepared on December 31, 2004, the management established a provision in an amount sufficient to cover such losses in respect of cases where they seem to be probable, whose estimated amount is R$ 127,299.

For cases where the expectations of success are possible, whose amount is R$ 1,844,203, the Company did not establish a provision, since its legal advisors understand that the chances of success are favorable. The nature of the main actions is as follows:

- Purchase and Sale of Securities

Tax assessment notices issued by the Internal Revenue Service, in the amount of R$ 1,265,000, on taxes charged on transactions of purchase and sale of securities (T-Bills, T-Bonds, etc), conducted in 1998 and 1999.

- Taxation of Profits of Controlled Company Abroad

On April 22, 2003, the Company filed a Writ of Mandamus with request for preliminary order, where the constitutionality of Provisional Measure 2158-35/01 and IN 213/02, which regulate the taxation of IRPJ [Corporate Income Tax] and CSLL [Social Contribution on Net Profit] of its controlled company, Bombril Overseas Inc., which profits were formed and reached by the regulation since fiscal year 1996, is discussed in court. The estimated amount is R$ 113,839, if only the income in fiscal year 2002 is taken into account, and R$ 482,029, if the total amount of the equivalent net worth, which includes the amount of foreign exchange gain, is taken into account.

13. GUARANTEES AND OTHER LIABILITIES

The guarantees granted by the Brazilian Controlling Company and the Brazilian Controlled Companies to third parties in respect of mortgages (all degrees), collateral signatures, pledges, bonds, sureties, and other obligations and liabilities, are summarized below:

•	Fiscal/Tax	R$ 40,121
•	Contractual	R$ 34,720
•	Labor	R$ 4,854
•	Civil	R$ 287
•	Bank	R$ 68,613
•	Others (*)	R$ 19,735
Total		**R$ 168,330**

(*) Relates to ancillary guarantees of pledge of products, bonds, [mortgage of] real estate and chattel mortgage of securities.

05.01 – COMMENT ON COMPANY'S PERFORMANCE IN THE QUARTER COMMENTS ON THE FINANCIAL STATEMENTS

The results in the quarter ended on March 31, 2005, present the following issues, as compared with the same period in 2004:

- **Gross Income increased 25.4%, demonstrating the market recovery, taking into account the difficult moment undergone by the company in the prior period.**

- **Gross Result was better in 16 percentage points, when compared with Net Income, meaning a significant recovery of product margin.**

- **Commercial and Administrative Expenses increased 7%, in particular due to the increase in the amount of businesses, as verified in "Freights" and "Third Parties' Services" accounts.**

- **Net Financial Expenses presented a positive outcome, with the contribution therefor of the devaluation occurred with the euro (4.4%), which benefited significantly the main financial liability of the company, "Euro Guaranteed Note Program" – 100 million Euros – reminding that 92% of such bonds are owned by the controlled company Bombril Overseas Inc.**

- **The Operating Result, which was negative in about R$ 22 million in the first quarter of 2004, reached R$ 19 million, positive, in this period, evidencing the success of the adopted policy of margin recovery by price realignment and cost review.**

- **The Net Result, negative in R$ 22 million in the previous year, became R$ 13 million, positive, in this quarter, as a result of all measures adopted for recovery of the company's profitability.**

- **In Asset and Liability Accounts, comparing the position at the end of this quarter with that noted at the end of the immediately prior quarter (December/04), we may note the following points:**

1. **The account "Stocks" shows a decrease of 19%, mainly due to a better operating planning.**

2. **On the other hand, the Account "Suppliers" increased about 6%, expressing and progress in the recovery of credit lines with suppliers.**

3. **Loans and Financings decreased in about R$ 13 million, due to the "euro" effect, as previously mentioned, but also due to the regularization of short-term financings.**

4. **Generally, company's Liabilities decreased about R$ 16 million, evidencing the acquittal of part of the debt, due to a substantial improvement in the generation of cash, in the quarter.**

5. **Investments in Plant, facilities and equipment begin to be retaken, with a focus on projects that provide cost reduction, safety and improvement in the work conditions.**

01.01 – IDENTIFICATION

1 – CVM CODE	2 – COMPANY NAME	3 – CNPJ
01219-0	**BOMBRIL SA**	**50.564.053/0001-03**

09.01 – PARTICIPATION IN CONTROLLED AND/OR ASSOCIATED COMPANIES

1 – ITEM	2 – NAME OF CONTROLLED/ASSOCIATED COMPANY	3 – CNPJ/MF	4 - CLASSIFICATION	5 - % PARTICIPATION IN THE CAPITAL OF THE INVESTED COMPANY	6 - % NET WORTH OF INVESTING COMPANY
7 – TYPE OF COMPANY		8 – NUMBER OR SHARES HELD IN CURRENT QUARTER (Thousands)		9 – NUMBER OF SHARES HELD IN PRIOR QUARTER (Thousands)	
01	BRILMAQ EMPREEND. IMOBILIÁRIOS S.A.	57.174.385/ 0001-20	CONTROLLED CLOSED	100.00	-3.58
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS		35,757		35,757	
02	BOMBRIL OVERSEAS INC.	.. / -00000000	CONTROLLED CLOSED	100.00	0.00
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS		342,050		342,050	
03	BOMBRIL CIRIO S.A.	04.183.724/ 0001-79	CONTROLLED CLOSED	69.72	-13.67
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS		70,675		70,675	
04	WADDLE PARTICIPAÇÕES S.A.	05.063.267/ 0001-41	CONTROLLED CLOSED	100.00	-0.71
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS		5,161		0	

17.01 – REPORT ON SPECIAL REVIEW – WITH RESERVATION

To Shareholders and Management of
Bombril S.A.
São Paulo - SP

1. We conducted a special review on Bombril S.A.'s Quarterly Information – ITRs, for the quarterly period ended on March 31, 2005, encompassing balance sheet, income statement, performance report and relevant information, as prepared by the Company's Management. Our responsibility is to issue a report, without expressing an opinion, on such Quarterly Information – ITRs.

2. Except as regards the subject commented in paragraph 3, our review was conducted in accordance with the specific rules set forth by the Brazilian Institute of Independent Auditors – IBRACON, jointly with the Federal Accounting Council, and consisted, primarily, in: (a) the inquiry and discussion, with the officers responsible for the accounting, financial and operating areas of the Company, in respect of the main criteria adopted in the preparation of the Quarterly Information; and (b) the review of the information and subsequent events that have, or may have in the future, relevant effects on the Company's financial condition and operations.

3. The official accounting documents and registries of the controlled company, Bombril Overseas Inc., are not available and, therefore, were not examined by us. Consequently, it was not possible, under the circumstances, to apply the audit procedures for the identification of the existence of commitments or liabilities pertaining to that controlled company, which could be being guaranteed by its controlling company, BOMBRIL S.A.

4. Based on our special review, except as regards possible effects on the subject commented in paragraph 3, we are not aware of any relevant modification to be provided to the Quarterly Information referred to in paragraph 1, so as to adequate them to the accounting practices adopted in Brazil, as applied consistently with the rules issued by the Securities Commission – CVM, specifically applicable to the disclosure of Quarterly Information – ITRs.

5. On March 31, 2005, the Company current liabilities exceed its current assets in R$164,511 thousand and net worth (uncovered liabilities) of R$716,339 thousand. Additionally, the projections for Company's cash flows indicate the need of obtainment of relevant funds in the short term so as to enable the maintenance of its activities. The steps being developed by the Management to overcome the present difficulties are described in explanatory note No. 1. The continuance of the Company's affairs will be conditional to the success of the steps being implemented by the Management and, thus, the financial statements as of March 31, 2005 do not include any adjustment related to the realization and classification of the amounts of assets or the amounts and classification of liabilities, which would be required in the event that the Company could not continue to operate.

6. Pursuant to comments in explanatory note No. 12, the Company is presently discussing in Court tax suits in several procedural phases, in the amount of R$ 1,844,203 thousand. Based on the opinions issued by Company's legal advisors, whose evaluation will have a favorable outcome, the Company's Management decided not to establish a provision for contingencies.

7. As per comments in explanatory note No. 7.b), the Company has liabilities before the controlled company Bombril Overseas Inc., in the amount of R$418,381, related to the issuance of bonds abroad – "Guaranteed Notes Program". On March 3, 2005, based on a judicial decision, the custody of such bonds was pledged to that controlled company. The scheduling with the controlled company on the liability will depend on the success of the actions in course.

8. As per comments in explanatory note No. 8.d), the Company has credits in the amount of R$ 176,724 thousand with the controlled company Bombril Holding S.A., whose balance is overdue. Company's management, based on the opinion of its legal advisors, did not recorded a provision for credits of doubtful settlement, as it understood that the possibilities of success in the collection, by means of the setoff of debts with the controlled company is possible. The realization of such credits will depend on the success of the judicial actions in course.

9. The balance sheet prepared on December 31, 2004 and the income statements related to the quarterly period ended on March 31, 2004, as submitted for comparison purposes, were examined and reviewed by other independent auditors, and the opinion and report on special review, respectively, issued on March 11, 2005 and July 1st, 2004, contain a proviso and paragraphs of emphases similar to the subject referred to in paragraphs (3), (5), (6), (7) and (8) above, and a reservation on the recovery of differed tax credits.

São Paulo, May 14, 2005.

Orlando Octávio de Freitas Jr.
Partner – accountant
CRC [Regional Council of Accounting] No. 1SP178871/O-4
Trevisan Auditores Independentes
CRC No. 2SP013439/O-5

The ITRs' sheets, as reviewed by us, are initialed only for identification purposes.

01.01 – IDENTIFICATION

1 – CVM CODE	2 – COMPANY NAME	3 – CNPJ
01219-0	**BOMBRIL SA**	**50.564.053/0001-03**

TABLE OF CONTENTS

[Letterhead of CVM and BOVESPA]

Remittance of file to CVM and BOVESPA

The file was successfully transmitted.

Protocol of remittance of file: 0015086.
Data on remittance

Company's CVM Code:	12190
Name of Company:	BOMBRIL S.A.
Type of file:	ITR
Closing date:	03/31/2005
Preparation criterion:	Societary Legislation
Type of presentation:	Presentation
Date of remittance of file:	04/14/2005 05:55:27 p.m.
Name of file remitted:	01219053AP.WTL

Print

BOMBRIL S.A.
CNPJ/MF*: 50.564.053/0001-03
NIRE**: 35.300.099.711
Open Company

RELEVANT FACT

In compliance with the provisions of paragraph 4, of section 157, of Law No. 6404/76 and Instruction CVM No. 358/02, in view of the article published on the 6th day of the month in course, in the newspaper *Folha de São Paulo*, under the title "*Justice gives green light for the sale of Bombril*", and in continuance of information contained in the notice of Relevant Fact published on July 28, 2004, **BOMBRIL S.A** (the "**Company**") informs publicly its shareholders and the market generally of the following:

1. The article published in the Newspaper *Folha de São Paulo* is based on a judicial decision delivered in the records of the case where the parties are the Finanziaria Cirio Group and Mr. Ronaldo Sampaio Ferreira. As previously informed, the Company is not a party in the dispute. That action is handled in camera proceeding. The decision on the subject matter has not been published yet and, thus, the Company is not formally aware of the content thereof. As the decision involves the appraisal of Bombril's assets, the Executive Board awaits the notification thereof for full compliance with the Court's requirements

2. The Companies agrees with the article, when it emphasizes the strength of its trademark and its market leadership. The information indicating Bombril as insolvent should be rejected. The assertion lacks fundament and reveals total ignorance on technical concepts used in the analysis of companies with Bombril's significance and, irresponsibly, ignores facts already disclosed and excessively known by the market.

3. The Explanatory Notes to the Quarterly Information ("ITR") for second quarter of 2004, as addressed to the Securities Commission – CVM – whose content is available at the Company's site in the Internet (www.bombril.com.br) – demonstrate that Company's tax liabilities are fully scheduled since July, 2003, when Bombril adhered to the Special Installment Program – PAES, established by the Federal Government. Tax debts not included in that program were restructured as well.

4. Liabilities with related parties are collated with assets and receivables held by the Company against its controlling and controlled companies. The reasons why the article does not mention the huge efforts endeavored by the management, among others, to recover Bombril's market value, which include the filing of collection actions against debtors before Italian Courts, the claim for credit in the judicial insolvency proceeding of the Cirio Group, as well as the proposal for setoff of assets and liabilities between Bombril and that Group, whose analysis is in course at the Italian Courts, are beyond understanding.

5. In respect of the debt with suppliers and financial institutions, the management advises that also such liabilities were rescheduled and that, on the date hereof, no default occurs.

6. The Agreement for Administrative, Societary and Financial Restructuring, executed on June 25, 2003 with the Trend Bank Ltd., is in full force. That instrument plays an important role in the process of recovery of Bombril's patrimonial value, both in the renegotiation of the liabilities and in the financing of current capital.

7. The information on the Company's loss in the second quarter of 2004 does not reflect Bombril's excellent operating performance in the period. In fact, out of the R$ 46 million in losses recorded in the period, R$ 34 million result from the non-acknowledgment of the Equivalent Net Worth of the controlled company Bombril Overseas Inc., whose recording would reduce the losses in such amount.

8. The discussions among Management members occur, and it could not be otherwise, on a healthy, serious and professional base, always intended to preserve Bombril's interests and aggregate value to its shareholders. Bombril's Management democratic and professional mind, as applied to the company affairs, is one of the significant reasons for the success of recently implemented steps.

9. The Company will continue to pursue as a priority adequate corporate governance standards, including in respect of the clear and timely disclosure of information to the market generally.

10. Accordingly, the Management reaffirms its commitment to maintain the Market promptly informed on new developments of the judicial decision that was dealt with in the article of *Folha de São Paulo*, on September 6, 2004.

São Bernardo do Campo, State of São Paulo, September 6, 2004.

Carlos Roberto Dontal
Chief Executive Officer for Finance and Relations with Investors

* Registration with the National Directory of Legal Entities
** Number of Registration with the Commercial Registry

BOMBRIL S.A.
CNPJ/MF*: 50.564.053/0001-03
NIRE**: 35.300.099.711
Open Company

RELEVANT FACT

In compliance with the provisions of paragraph 4, of section 157, of Law No. 6404/76 and Instruction CVM No. 358/02, in view of the article published on the 10th day of the month in course, in the newspaper "Valor Econômico" [Economic Value], under the title "*Internal Revenue Service imposes a fine of R$1 billion on Bombril*", **BOMBRIL S.A** (the "**Company**") informs publicly its shareholders and the market generally of the following:

1. The article published in the Newspaper "Valor Econômico" is based on a tax assessment conducted by the Internal Revenue Service, in respect of transactions entered into by the Company in 1999, involving the acquisition of government debt securities issued by several countries.

2. The Company understands that the Assessment, as well as the imposition of the respective fine, are ineffective and is already taking all necessary steps for the defense of its interests.

São Bernardo do Campo, State of São Paulo, February 11, 2005

Carlos Roberto Dontal
Chief Executive Officer for Finance and Relations with Investors

* Registration with the National Directory of Legal Entities
** Number of Registration with the Commercial Registry

BOMBRIL S.A.
CNPJ/MF*: 50.564.053/0001-03
NIRE**: 35.300.099.711
Open Company

RELEVANT FACT

In compliance with the provisions of Official Letter/CVM/SEP/GEA-2/No. 059/05 and in view of the article published by *Agência Estado – Broadcast*, on the 2nd day of the month in course, under the title "*CIA BOMBRIL ANTICIPATES TO CLOSE 2005 WITH PROFITS OF R$30 MI*", **BOMBRIL S.A** (the "**Company**") hereby re-ratifies publicly the data appearing in that news, informing its shareholders and the market generally of the following:

1. The month of December, 2004 was the first month in the mentioned fiscal year in which the Company obtained operating generation of positive cash, the same having occurred in the first month of this year.

2. The Company's projections for the fiscal year in course indicate gross revenues of about R$800 million; net revenues of about R$588 million; EBITDA of approximately R$115 million, and net income of about R$15 million.

3. The total debt of R$35 million, as projected for the end of this fiscal year, relates exclusively to short-term indebtedness for financing of Company's working capital.

4. The projections referred to above confirm the success of the directives adopted by the management, which intend to increase the Company's value through the application of rigid standards of cost control, in addition to the efforts for maximization of revenues.

5. The Company will come back to the market, in due time, to inform of any relevant facts or acts.

São Bernardo do Campo, State of São Paulo, February 14, 2005

Carlos Roberto Dontal
Chief Executive Officer for Finance and Relations with Investors

* Registration with the National Directory of Legal Entities
** Number of Registration with the Commercial Registry

BOMBRIL S.A.
CNPJ/MF*: 50.564.053/0001-03
NIRE**: 35.300.099.711
Open Company

RELEVANT FACT

In compliance with the provisions of paragraph 4, of section 157, of Law No. 6404/76 and the provisions of Instruction CVM No. 358/02, Bombril S.A. hereby communicates to its shareholders and the investors generally that, in order to recover the relevant credits it has against Bombril Holding S.A., by virtue of Private Instruments of Loan, between years 1998 and 2002, it filed an execution action on March 15, 2005, in the total amount of two hundred and seven million, four hundred and nine thousand, four hundred and forty-six *reais* and eighty-five *centavos* (R$ 207,409,446.85), before the 10th Trial Civil Court, at the Central Courthouse of the Judiciary District of São Paulo.

According to the terms of that action, the Company requests that the credit obtained be paid by the execution debtor within 24 hours, under penalty of attachment of as many assets as sufficient to guarantee the execution, namely:

a) 100% of common shares representing the voting capital of Bombril S.A. itself, owned by Bombril Holding S.A.;

b) 100% of the quotas in the company Tevere Empreendimentos e Construções Ltda., owned by Bombril Holding S.A.

São Bernardo do Campo, State of São Paulo, March 22, 2005

Carlos Roberto Dontal
Chief Executive Officer for Finance and Relations with Investors

* Registration with the National Directory of Legal Entities
** Number of Registration with the Commercial Registry

BOMBRIL S.A.
CNPJ/MF*: 50.564.053/0001-03
NIRE**: 35.300.099.711
Open Company

RELEVANT FACT

We communicate that the Board of Directors of Bombril S.A., at a meeting held on March 17, 2005, expressed its opinion as favorable to the submission, to the Special General Meeting to be held on April 25, 2005, of a proposal for combination of shares representing its stock capital and split-off of its American Depositary Receipts (ADRs) negotiated in New York.

The shares will be combined in the proportion of one thousand (1,000) shares of each type and class per each one (01) share of the respective type and class.

The combination is intended to: (1) reduce administrative and operating costs for the Company and its Shareholders; (2) improve the effectiveness of the systems for registration, control and disclosure of information, by the company to the market, through the adoption of the negotiation by unit of share.

Upon approval by the General Meeting, Bombril will publish a Notice to the Shareholders establishing the term of thirty (30) days, as from the publication, for the shareholders to adjust, at their discretion, by means of purchase or sale, their respective equity positions in multiple batches of one thousand (1,000) shares, per type and class.

After expiration of the term granted for the share composition, the sum of the fraction shares remaining from the combination will be calculated and sold by the Company, at an auction, with the proceeds therefrom being credited to the shareholders, in proportion to the fractions owned thereby, within 10 business days.

Any clarifications on the share combination transaction may be obtained with the Superintendence of Services for Companies of Banco Itaú S/A, through telephone number (11) 5029-7780, or directly at the Company's Department of Relations with Investors, in the telephone number (11) 4366.1058.

São Bernardo do Campo, State of São Paulo, March 28, 2005.

Carlos Roberto Dontal
Chief Executive Officer for Finance and Relations with Investors

* Registration with the National Directory of Legal Entities
** Number of Registration with the Commercial Registry



BOMBRIL S.A.
Taxpayer Registry of Legal Entities (*CNPJ/MF*) No.: 50.564.053/0001-03
State Registry Number (*NIRE*): 35.300.099.711
Publicly Held

NOTICE TO SHAREHOLDERS

In addition to the information disclosed by means of the Material Event published on March 28, 2005, Bombril S.A. does hereby inform to its shareholders that in a Special General Meeting held on 04.25.2005, it was approved the proposal of reverse stock split of its stock capital, at the ratio of one thousand (1,000) shares, of each kind and class, to each one (1) share of such kind and class.

REVERSE STOCK SPLIT

Shareholders, at their own discretion, through the purchase or sale, may adjust their respective share positions in multiple blocks of one thousand (1,000) shares, per kind and class, within thirty (30) days from 04.26.2005, upon a private or stock exchange trade, so that their shares do not result in fractions after the reverse stock split process.
After the lapse of time for share adjustment, any fractions of shares resulting from the reverse stock split process shall be grouped in whole numbers and sold in an auction to be held at São Paulo Stock Exchange (*BOVESPA*) on 06.16.2005, and the amounts arising from the disposal of shall be made available pro rata at the accounts of such fraction holders, after the final settlement of the sale. The shares shall be traded at *BOVESPA* in a grouped form as of 06.06.2005 only by unit quotation.

In case of any doubts about the reverse stock split operation, please contact the Supervision of Service for Companies of Banco Itaú S/A at number (11)5029-7780, or directly to Investor Relationship Department at number (11) 4366.1058.

São Bernardo do Campo (SP), April 25, 2005.

Carlos Roberto Dontal
Financial Director and Investor Relationship